

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 6, 2019

Kevin Helmick
President and Chief Executive Officer
Farmers National Banc Corp.
20 South Broad Street
Canfield, OH 44406

       Re: Farmers National Banc Corp.
           Registration Statement on Form S-4
           Filed October 25, 2019
           File No. 333-234339

Dear Mr. Helmick:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact David Lin, Staff Attorney, at (202) 551-3552 with any questions.

Sincerely,

Division of Corporation Finance
Office of Finance